Exhibit 99.3

miniso group holding limiteD

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: MNSO)

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Proxy Card for Annual General Meeting (or Any Adjournment Thereof) to be held at 16F, Building A, M Plaza, No. 109, Pazhou Avenue, Haizhu District, Guangzhou 510000,
Guangdong Province, the People’s Republic of China on July 11, 2022 at 9 a.m. (local time)

I/We,

Please Print Name(s)

of

Please Print Address(es)

the undersigned, being the registered holder(s) of _____________________ Class A ordinary shares (Note 1), par value US$0.00001 per share, of MINISO Group Holding Limited (the “Company”) and/or _____________________ Class B ordinary shares (Note 1), par value US$0.00001 per share, of the Company, hereby appoint the Chairman of the Annual General Meeting(Note 2) or _______________________________ of _________________________________________________ as my/our proxy to attend and act for me/us at the Annual General Meeting and at any adjournment(s) or postponement(s) thereof, and in the event of a poll voting, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit.

	PROPOSALS	FOR (Note 3)	AGAINST (Note 3)	ABSTAIN (Note 3)
1.

as a special resolution,

THAT, conditional upon and with effect from the Company’s proposed listing on The Stock Exchange of Hong Kong Limited, the authorized share capital of the Company be varied as follows (the “Variation of Share Capital”):

a.     all the authorized Class A ordinary shares of a par value of US$0.00001 each (the “Class A Ordinary Shares”) (whether issued or unissued), Class B ordinary shares of a par value of US$0.00001 each (the “Class B Ordinary Shares”) (whether issued or unissued) and shares of a par value of US$0.00001 each of such class or classes (however designated) as the directors of the Company (the “Directors”) may determine in accordance with Article 9 of the Second Amended and Restated Memorandum and Articles of Association of the Company (whether issued or unissued) in the authorized share capital of the Company be, and hereby are, re-designated as ordinary shares of a par value of US$0.00001 each, such that following such re-designation, the authorized share capital of the Company shall be US$100,000 divided into 10,000,000,000 ordinary shares of a par value of US$0.00001 each (the “Ordinary Shares”);

[1]	Please insert the number of or strike out the class of shares registered in your name(s) to which this proxy relates. If no number is inserted, this proxy card will be deemed to relate to all the shares in the Company registered in your name(s).

[2]	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the Annual General Meeting is entitled to appoint one or more proxies to attend and vote in his/her stead. Please insert the name of the person(s) of your own choice that you wish to be appointed proxy in the space provided. If any proxy other than the Chairman is preferred, strike out the words “THE CHAIRMAN OF THE ANNUAL GENERAL MEETING OR” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his or her stead. ANY ALTERATION MADE TO THIS PROXY CARD MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.

[3]	IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “FOR.” IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “AGAINST.” If you wish to abstain from voting on a particular resolution, tick the appropriate box marked “ABSTAIN.” Failure to complete any or all the boxes will entitle your proxy to cast his or her votes at his or her discretion.

	PROPOSALS	FOR (Note 3)	AGAINST (Note 3)	ABSTAIN (Note 3)

b.     all of the issued and outstanding Class A Ordinary Shares (including all Class A Ordinary Shares converted from Class B Ordinary Shares pursuant to a share conversion notice from the holder of such Class B Ordinary Shares addressed to the Company) be and hereby are, re-classified and re-designated into Ordinary Shares on a one-for-one basis, all of which shall be duly authorized, validly issued, credited as fully paid and non-assessable;

c.     all of the issued and outstanding options and other awards granted by the Company pursuant to its share incentive plan(s) shall entitle the holders thereof to such number of Ordinary Shares equivalent to the same number of Class A Ordinary Shares that the holders would be entitled to as originally set out in the relevant award agreement and the Company shall issue such number of Ordinary Shares to the holders of such options or other awards granted pursuant to the share incentive plans upon vesting and exercise of such options or other awards by the holders;

d.     the register of members of the Company be updated to record the Variation of Share Capital (including the re-designation of shares) as resolved above, and that new share certificates be issued to the holders thereof upon request, with full power and authority hereby granted to any one Director to prepare, sign, seal and deliver any such share certificates; and

e.     the registered office provider of the Company be authorized to attend to all necessary filings with the Registrar of Companies in the Cayman Islands in respect of the foregoing resolutions.

2.

As a special resolution,

THAT, conditional upon and with effect from the Company’s proposed listing on The Stock Exchange of Hong Kong Limited, the Company’s Second Amended and Restated Memorandum and Articles of Association be amended and restated by the deletion in their entirety and by the substitution in their place of the Third Amended and Restated Memorandum of Association and Articles of Association in the form as attached as Appendix I to the notice of the Annual General Meeting.

		☐	☐	☐
3.

As an ordinary resolution,

To grant a general mandate to the directors to issue, allot, and deal with additional Ordinary Shares of the Company not exceeding 20% of the total number of issued shares of the Company as at the date of passing of this resolution.

		☐	☐	☐
4.

As an ordinary resolution,

To grant a general mandate to the directors to repurchase shares of the Company not exceeding 10% of the total number of issued shares of the Company as at the date of passing of this resolution.

		☐	☐	☐
5.	As a special resolution, THAT, 名創優品集團控股有限公司be adopted as the dual foreign name of the Company, with effect immediately.	☐	☐	☐

Dated _________________, 2022	Signature(s) (Note 4)

This proxy card must be completed, signed by the person registered in the register of members at the close of business on June 16, 2022 (New York Time) and returned to the Company’s office (to the attention of: Investor Relations Department) at 16F, Building A, M Plaza, No. 109, Pazhou Avenue, Haizhu District, Guangzhou 510000, Guangdong Province, the People’s Republic of China, no less than 48 hours before the time appointed for the holding of the Annual General Meeting.

[4]	This proxy card must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be executed under the hand of an officer or attorney duly authorized to sign the same.